Earnings Presentation

Second Quarter 2026

Quarter Ended June 30, 2026



Forward-Looking Statements & Non-GAAP Measures

This presentation and the accompanying remarks contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements include expectations regarding our diversification, growth opportunities, retention rates, liquidity, investment returns and ability to meet our investment objectives and to manage and mitigate market risk with respect to our investments. These statements are based on current expectations, estimates and projections about the industry and market in which we operate, and management's current beliefs and assumptions. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "endeavor," "project," "believe," "anticipate," "intend," "could," "would," "estimate" or "continue" or the negative variations thereof, or comparable terminology, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The risks and uncertainties include, without limitation: the regulatory, economic and weather conditions in the states in which we operate; the impact of new federal or state regulations that affect the property and casualty insurance market; the cost, variability and availability of reinsurance; assessments charged by various governmental agencies; pricing competition and other initiatives by competitors; our ability to attract and retain the services of senior management; the outcome of litigation pending against us, including the terms of any settlements; dependence on investment income and the composition of our investment portfolio and related market risks; our exposure to catastrophic events and severe weather conditions; downgrades in our financial strength ratings; risks and uncertainties relating to our acquisitions, including our ability to successfully integrate the acquired companies; and other risks and uncertainties described in the section entitled "Risk Factors" and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report in Form 10-K for the year ended December 31, 2025 and 2024. We caution you not to place undue reliance on these forward looking statements, which are valid only as of the date they were made. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence of unanticipated events, or otherwise.

This presentation contains certain non-GAAP financial measures. These measures should be considered supplementary to our results of operations and financial condition that are presented in accordance with GAAP and should not be viewed as a substitute for GAAP measures. See our earnings release, Form 10-K and Form 10-Q for further information regarding these non-GAAP financial measures.



The Investment Case

ACIC is a disciplined, high-return specialty underwriter compounding book value through the cycle

1   **Leading Franchise**   The #1 admitted commercial-residential insurer in Florida, profitable every year since 2007.[1]

2   **Discipline & Returns**   Mid-20s ROE and a 68.6% underlying combined ratio, earned during soft market with declining pricing.

3   **Catastrophe Protection**   Structured so a severe hurricane year is expected to be an earnings event, not a capital event.

4   **Alignment & Capital**   Roughly 50% insider-owned, compounding book value, and returning capital to shareholders.

5   **Growth Optionality**   A credible path to broader specialty E&S: AmRisc now, ACES ahead.



[1]GAAP results for AmCoastal only

The Leading Florida Franchise

The #1 admitted commercial-residential insurer in Florida, profitable every year since 2007.

How the business is built

- AmCoastal: the balance-sheet carrier, with the #1 admitted commercial-residential share in Florida.

- AmRisc: an exclusive distribution and underwriting partner, not a subsidiary.

- Skyway (SKU): the managing general agency that produces and underwrites commercial property.

- ACES: the emerging specialty E&S carrier that is expected to expand underwriting reach over time.

#1

FL commercial-residential

~4,450

Policies in force

$573.0M

Premium in force

2007

Profitable since inception



Second Quarter 2026 Financial Scorecard

Another profitable quarter: margin and returns continue to be strong during the soft market cycle.

Core EPS

$0.33

2Q-25: $0.54

Return on Equity

26.6%

2Q-25: 41.1%

Combined Ratio

74.3%

2Q-25: 60.6%

Book Value / Share

$7.21

+10.7% vs YE 2025

Tangible Book Value / Share

$5.90

+13.1% vs YE 2025

Underlying Combined Ratio

68.7%

2Q-25: 62.2%

Compared to the prior-year quarter unless noted. Reconciliations in Detailed Financials.


ACIC AMERICAN COASTAL INSURANCE CORPORATION

Managing the Cycle

We are prioritizing underwriting margin over top-line growth, and the returns show it is working.

The market is softening

- Gross written premium down 5.3% year-over-year, on a ~24% decline in net pricing, with E&S contributing $28.7M year-to-date to offset the softening market.

- Ceded written premium down 8.8% year-over-year, inclusive of expanding our core catastrophe exhaustion point in 2026.

- We are declining underpriced accounts rather than defend position at the expense of returns.

Our discipline is working

- Underlying combined ratio held at 68.7%, an uptick from 62.2% in the prior year, but still best in class.

- Return on equity of 26.6%.

- Book value per share up 10.7% since December 31, 2025, and 20.2% year-over-year and compounding.

- Kroll Bond Rating Agency Upgraded AmCoastal's insurance financial strength rating to A from A- and ACIC's issuer and debt ratings to BBB from BBB- on July 21, 2026.

Pricing remains above its long-run mean; the technical pricing chart is in Detailed Financials.



Second Quarter 2026 Results

Core income of $16.5M and a 68.7% underlying combined ratio, in line with our targets.

Earnings

	2Q-26	2Q-25
Net premiums earned	$69.7M	$78.5M
Total revenue	$82.6M	$86.5M
Net income	**$21.9M**	**$26.4M**
Diluted EPS	$0.44	$0.53
Core income	**$16.5M**	**$26.8M**
Core EPS (diluted)	$0.33	$0.54

Combined Ratio Reconciliation

	2Q-26	2Q-25
Net loss & LAE ratio	27.0%	19.8%
Net expense ratio	47.3%	40.8%
Combined ratio	**74.3%**	**60.6%**
Less: current-year CAT	4.5%	0.0%
Less: unfavorable (favorable) PY development	1.1%	(1.6%)
Underlying combined ratio	**68.7%**	**62.2%**

Core income declined 38.5% on lower earned premium, a deliberate result of underwriting discipline.
$3.1M of current year catastrophe losses and $767K of unfavorable prior-year reserve development. Full P&L in Detailed Financials.



Compounding Book Value & Returning Capital

Book value compounding ~43% over three years, aligned ownership and capital returned.

Book Value per Share



$2.45 (Q3-23) → $7.21 (Q2-26) | 3-yr CAGR 43.3%

Alignment & Capital Return

- ~50% owned by directors and officers.

- Special dividends of $0.50 (2024) and $0.75 (2025).

- Debt-to-total-capital improved to 30.5%.

- Ratings: Upgraded by Kroll in July. Kroll A (Stable), Demotech A (Exceptional), BBB (Stable) issuer.



Strong Catastrophe Protection

A severe hurricane year is expected to be an earnings event, not a capital event.

June 1, 2026 Renewal Outcome

- ~$1.68B of total per-occurrence limit placed.

- Reinsurer panel broadened from 25 to 31, with improved per-occurrence and aggregate protection.

- $400M of cascading coverage down to $50M in third and subsequent events.

- Multi-Year Coverage means $764M of limit placed ahead of the 2027 renewal excluding FHCF limit.

- All-perils covered above $50M retention.

- Subsequent 8/1/2026 buy-down of our first event retention to $23.5M.

Managing Net Premiums

- Quota share cession stepped down from 20% to 15% effective June 1, 2025.

- Reinsurance ceding ratio fell to 49.8%, from 52.6%, inclusive of expanded coverage purchased.

- Net premium earned decreased 11.1% to $69.7M, despite gross earned premium falling 16.2%. We expect net premiums to normalize as our June 1, 2026 renewal savings earn off.

3-year reinsurance cost is down approximately 36% to 40% while coverage broadened.



A Credible Path to Specialty E&S Growth

Broadening beyond Florida, without chasing underpriced business.

| LIVE NOW | **Lever 1: AmRisc E&S Participation** |

- Quota share supporting AmRisc's nationwide E&S commercial property book.
- Commenced in March, $28.7M written premium year-to-date.
- Publicly framed as roughly $70M to $80M of 2026 written premium.

| 2027 | **Lever 2: ACES & Skyway Platform** |

- ACES specialty carrier is pending approval in Arizona.
- Expected to begin contributing new E&S business in 2027.



High-Quality Investment Portfolio

A short-duration, high quality portfolio adding steady, low-risk investment income.

2.3 yrs
Portfolio duration

4.33%
Yield-to-Maturity

81.7%
Rated A or higher

A+
Composite rating



Asset composition ($M)

49%
39%
9%
3%

■ Cash ■ Fixed income ■ Equities ■ Other

Total cash & investments of $650.0M as of June 30, 2026.



In Summary

> *Q2 confirms the case: disciplined, high-return, well-protected, aligned and building growth.*

1   **Leading Franchise**   #1 admitted commercial-residential share; profitable every year since 2007.

2   **Discipline & Returns**   68.7% Underlying combined ratio and 26.6% return on equity.

3   **Catastrophe Protection**   6.1.2026 renewal improved terms and lowered cost; an earnings event, not a capital event.

4   **Alignment & Capital**   Book value +20.2% year-over-year, ~50% insider-owned, special dividends paid.

5   **Growth Optionality**   E&S participation live now; ACES contributing in 2027.



AMERICAN COASTAL
INSURANCE CORPORATION

Detailed Financials

Summary of key results · Operating overview · Balance sheet · Liquidity & book value trends · Investment portfolio · Pricing environment



2Q-26 & 1H-26 Summary of Key Results

> *The softening market has put pressure on margins, but we remain in line with our target.*

$ in thousands, except per share amounts	Q2-26	Q2-25	Change	2026	2025	Change
Net income (loss)	$ 21,896	$ 26,442	-17.2%	$ 41,150	$ 47,790	-13.9%
per diluted share (EPS)	$ 0.44	$ 0.53		$ 0.83	$ 0.96	
Reconciliation to core income (loss), net of tax:						
Investment gains (losses)	$ 5,923	$ 1,763		$ 6,344	$ 1,303	
Amortization of intangible assets	$ (482)	$ (482)		$ (963)	$ (963)	
Gain (loss) from discontinued operations	$ -	$ (1,595)		$ -	$ 42	
Total adjustments	$ 5,441	$ (314)		$ 5,381	$ 382	
Core income (loss)	$ 16,455	$ 26,756	-38.5%	$ 35,769	$ 47,408	-24.6%
per diluted share (CEPS)	$ 0.33	$ 0.54		$ 0.72	$ 0.95	
Net loss & LAE ratio	27.0%	19.8%		21.5%	18.4%	
Net expense ratio	47.3%	40.8%		48.8%	44.3%	
Combined ratio	74.3%	60.7%	13.7 pts	70.3%	62.7%	7.6 pts
Less: Net current year catastrophe loss & LAE	4.5%	0.0%		2.4%	0.0%	
Less: Net (favorable) unfavorable reserve development	1.1%	-1.6%		-0.7%	-2.4%	
Underlying combined ratio	68.7%	62.3%	6.5 pts	68.6%	65.0%	3.6 pts



2Q-26 Operating Overview

The softening market continues to impact the book, but results remain strong.

$ in millions	Q2-26	Q2-25	Change	% Chg
Gross Premiums Earned	$ 138.7	$ 165.5	(26.7)	-16.1%
Ceded Premiums Earned	(69.0)	(87.0)	18.0	-20.7%
Net Premiums Earned	69.7	78.5	(8.8)	-11.2%
Investment & Other Income	8.7	5.8	2.9	50.0%
Unrealized G(L) on Equities	4.2	2.2	2.0	90.9%
Total Revenue	**82.6**	**86.5**	**(3.9)**	**-4.5%**
Underlying Loss & LAE	14.9	16.8	(1.9)	-11.3%
Current year CAT Loss & LAE	3.1	-	3.2	0.0%
Prior year development (F)/U	0.8	(1.3)	2.1	-161.5%
Net Loss & LAE	18.8	15.5	3.3	21.3%
Policy Acquisition Costs	22.7	24.4	(1.7)	-7.0%
General & Administrative Costs	10.3	7.8	2.5	32.1%
Interest Expense	2.3	2.7	(0.4)	-14.8%
Total Expenses	**54.1**	**50.3**	**3.8**	**7.6%**
Other income (expense)	(0.0)	1.3	(1.3)	-100.0%
Earnings from continuing operations before tax	**$ 28.4**	**$ 37.5**	**(9.0)**	**-24.0%**
Provision (benefit) for income tax	6.5	9.5	(3.0)	-31.6%
Net income from continuing operations	**$ 21.9**	**$ 28.0**	**$ (6.1)**	**-21.8%**

Revenue and earnings are under pressure as the market continues to soften, but we anticipate our June 1, 2026 renewal will stabilize revenues in future periods.



Balance Sheet Highlights

($ in thousands, except per share amounts)		Jun. 30 2026		Dec. 31 2025	% Change
Selected Balance Sheet Data					
Cash & investments	$	650,022	$	647,744	0.4%
Accumulated other comprehensive income (loss)	$	(8,544)	$	(7,242)	18.0%
Unpaid loss & LAE reserves	$	118,920	$	165,701	-28.2%
Reinsurance recoverable	$	117,435	$	128,205	-8.4%
Net Loss & LAE reserves	$	*1,485*	$	*37,496*	*-96.0%*
Financial debt	$	149,519	$	149,353	0.1%
Stockholders' equity	**$**	**340,788**	**$**	**317,565**	**7.3%**
Total capital	$	490,307	$	466,918	5.0%
Leverage Ratios					
Debt-to-total capital		30.5%		32.0%	-4.7%
Net premiums earned-to-stockholders' equity (annualized)		79.4%		96.6%	-17.8%
Per Share Data					
Common shares outstanding		47,271,828		48,764,802	-3.1%
Book value per common share	**$**	**7.21**	**$**	**6.51**	**10.7%**
Underlying book value per common share	$	7.39	$	6.66	10.9%
Tangible book value per common share	$	5.90	$	5.22	13.1%
Underlying tangible book value per common share	$	6.09	$	5.37	13.3%

Book value continues to grow, and liquidity remains strong.



Historical Pricing Environment

We continue to see pricing decrease but remain above historical mean and moving commensurate with reinsurance pricing.

Technical Price Level (y-axis)

Generational Hard Market

Normalized ROE

Meaningful Reforms Implemented in FL

Sep-07, Sep-08, Sep-09, Sep-10, Sep-11, Sep-12, Sep-13, Sep-14, Sep-15, Sep-16, Sep-17, Sep-18, Sep-19, Sep-20, Sep-21, Sep-22, Sep-23, Sep-24, Sep-25



AMERICAN COASTAL
INSURANCE CORPORATION